Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

QUATERRA RESOURCES INC. (the "Company" or “Quaterra”)
Suite 1100 – 1199 West Hastings St.
Vancouver, BC
V6E 3T5

Telephone: (604) 684-9384

Item 2	Date of Material Change

October 27, 2010

Item 3	News Release

A news release was issued in Vancouver, British Columbia, on October 27, 2010 and distributed through Marketwire.

Item 4	Summary of Material Change

The Issuer completed a private placement of 11,724,200 Units at a price of $1.45 per Unit raising gross proceeds of $17,000,090.

Item 5	Full Description of Material Change

See attached News Release.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7	Omitted Information

N/A

Item 8	Executive Officer

The Senior Officer of the Issuer who is knowledgeable about the material change and the Report is Thomas Patton, President and CEO, Suite 1100, 1199 West Hastings Street, Vancouver, B.C. V6E 3T5, (604) 641-2768.

Item 9	Date of Report

November 3, 2010